

August 13, 2010

Mr. Scott W. Scampini
Chief Financial Officer
ZBB Energy Corporation
N 93 W14475 Whittaker Way
Menomonee Falls, WI 53051

  Re: ZBB Energy Corporation
    Form 10-K/A for the Fiscal Year Ended June 30, 2009
    Filed February 12, 2010
    Form 10-Q for the Quarterly Period Ended March 31, 2010
    File No. 001-33540

Dear Mr. Scampini:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Andrew Mew
       Accounting Branch Chief